UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

MEAD JOHNSON NUTRITION COMPANY

(Exact name of Registrant as Specified in Charter)

Delaware	80-0318351
(State or other Jurisdiction of incorporation)	(IRS Employer Identification No.)

2701 Patriot Blvd., Glenview, Illinois	60026-8039
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

EXPLANATORY NOTE

This Amendment No. 1 amends the Form 8-A originally filed by Mead Johnson Nutrition Company, a Delaware corporation (“we,” “us,” “our” or “MJN”), on February 9, 2009 in order to update Item 1 thereof. Effective January 7, 2010, our certificate of incorporation was amended and restated pursuant to the Second Amended and Restated Certificate of Incorporation of MJN (the “Second Amended and Restated Certificate of Incorporation”). As a result of the filing of the Second Amended and Restated Certificate of Incorporation, all of MJN’s outstanding common stock (previously designated as “Class A Common Stock”) was reclassified as shares of common stock, par value $0.01 per share (“Common Stock”).

Item 1.	Description of Registrant’s Securities to be Registered.

Authorized Capital Stock

The total number of shares of capital stock that we are authorized to issue is 3,300,000,000 shares, consisting of (i) 3,000,000,000 shares of Common Stock and (ii) 300,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters voted upon by MJN stockholders (including the election or removal of directors), and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast by the holders of Common Stock present in person or represented by proxy at a meeting at which a quorum exists, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Directors are elected by a plurality vote of the stockholders entitled to vote thereon at each annual meeting of stockholders.

Subject to the rights of holders of any then outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably any dividends that may be declared by MJN’s board of directors out of funds legally available therefor. Holders of Common Stock are entitled to share ratably in MJN’s net assets upon MJN’s dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of holders of any Preferred Stock then outstanding. Holders of Common Stock do not have preemptive rights to purchase shares of MJN stock. The shares of Common Stock are not subject to any redemption provisions. All outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock will be subject to those of the holders of any shares of Preferred Stock that MJN may issue in the future.

Blank Check Preferred Stock

MJN’s board of directors may, from time to time, authorize the issuance of one or more classes or series of Preferred Stock without stockholder approval.

The Second Amended and Restated Certificate of Incorporation permits MJN to issue up to 300,000,000 shares of Preferred Stock from time to time. Subject to the provisions of the Second Amended and Restated Certificate of Incorporation and limitations prescribed by law, MJN’s board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of Preferred Stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by MJN’s stockholders.

The issuance of Preferred Stock may adversely affect the rights of holders of Common Stock by, among other things:

•	restricting dividends on the Common Stock;

•	diluting the voting power of the Common Stock;

•	impairing the liquidation rights of the Common Stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Common Stock.

Anti-takeover Effects of Certain Provisions of MJN’s Certificate of Incorporation and Bylaws

General

The Second Amended and Restated Certificate of Incorporation and MJN’s bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of MJN’s board of directors and that could make it more difficult to acquire control of MJN by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Second Amended and Restated Certificate of Incorporation does not grant stockholders the right to vote cumulatively.

Blank Check Preferred Stock

The existence of authorized shares of Preferred Stock will allow MJN to issue shares of Preferred Stock without the expense and delay of a special stockholders’ meeting. The authorized shares of Preferred Stock will be available for issuance without further action by MJN’s stockholders, unless action is required by applicable law or the rules of any stock exchange on which MJN’s securities may be listed. MJN’s board of directors has the power, subject to applicable law, to issue series of Preferred Stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of Preferred Stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. In addition, MJN’s board of directors could issue Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Stockholder Action by Written Consent

Any action required or permitted to be taken by MJN’s stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Advance Notice Procedure

MJN’s bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Subject to the rights of the holders of any series of Preferred Stock, only persons nominated by MJN’s board of directors or by a stockholder who has given proper and timely notice to MJN’s secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to MJN’s board of directors must constitute a proper matter for stockholder action pursuant to a proper and timely notice of meeting delivered to MJN. For notice to be timely, it must be received at MJN’s principal executive offices not less than 120 nor more than 150 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not earlier than the 120th calendar day prior to such meeting nor later than the later of the 90th calendar day prior to such meeting or the 10th calendar day after public announcement of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of MJN.

Special Meetings of Stockholders

The Second Amended and Restated Certificate of Incorporation provides that special meetings of stockholders may be called only by the chairman of the board or a majority of MJN’s directors then in office.

Delaware Anti-Takeover Law

The Second Amended and Restated Certificate of Incorporation contains an express election to be governed by Section 203 of the Delaware General Corporation Law (the “DGCL”). Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination”, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203 of the DGCL, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors, if such transaction is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203 of the DGCL, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 of the DGCL makes it more difficult for a person who is an interested stockholder to effect various business combinations with MJN for a three-year period. Accordingly, Section 203 of the DGCL may discourage, delay or prevent a merger or acquisition that MJN’s stockholders may consider favorable. In addition, Section 203 of the DGCL could substantially impede the ability of our stockholders to benefit from a change of control and, as a result, could materially adversely affect the market price of our common stock and our stockholders’ ability to realize any potential change-in-control premium.

Limitation of Liability of Directors; Indemnification

The Second Amended and Restated Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of MJN and MJN’s stockholders to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if a director breached his or her duty of loyalty, acted in bad faith or with intentional misconduct, knowingly violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her action as a director. In addition, the Second Amended and Restated Certificate of Incorporation provides that MJN will indemnify its directors and officers to the fullest extent permitted by Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is BNY Mellon Shareowner Services.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Second Amended and Restated Certificate of Incorporation of Mead Johnson Nutrition Company (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on January 8, 2010).

3.2	Amended and Restated Bylaws of Mead Johnson Nutrition Company (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on December 23, 2009).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 29, 2010

MEAD JOHNSON NUTRITION COMPANY

By:	/s/ WILLIAM P’POOL
William P’Pool Senior Vice President, General Counsel and Secretary